SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐     Form 40-F ☒

This Current Report on Form 6-K, dated April 2, 2024 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the 2023 Annual Report of the company as filed on SEDAR+.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	2023 Annual Report to Shareholders which included the audited financial statements, notes and MD&A for the period ended December 31, 2023

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed:	//Lucas R. Crosby //
Vice President, General Counsel, Corporate and Corporate Secretary

April 2, 2024